September 26, 2012

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Mr. John Reynolds and Mr. Jay Williamson

	Re:	DaVita Inc.
Amended Registration Statement on Form S-4
Filed September 18, 2012
File No. 333-182572

Mr. Reynolds and Mr. Williamson:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, DaVita Inc. (the “Company”) hereby respectfully requests that acceleration of effectiveness of the above-referenced registration statement be granted at 10:00 a.m. Eastern Time, on September 27, 2012, or as soon as practicable thereafter. The Company also requests that the Commission confirm such effective date and time in writing.

In connection with this request for acceleration, the Company acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Very truly yours,

/s/ Kim M. Rivera

Kim M. Rivera

Chief Legal Officer

Cc:	David P. Slotkin
Spencer D. Klein
Robert E. Denham
Mark H. Kim